

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Joseph W. Turner
Chief Executive Officer
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 5, 2022**
> **File No. 333-250027**

Dear Joseph W. Turner:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 21

1.   Please refer to comment 1. We note your response that you made sales pursuant to the registration statement during the time period when your financial statements were stale, specifically from October 9, 2021 to February 28, 2022, the date when you filed a prospectus supplement that attempted to add forward incorporation by reference language. Please revise your post-effective amendment as follows:
   • include risk factor and contingent liability disclosures, as needed, associated with rescission rights of investors related to the gap period from the staleness date until the date you filed the prospectus supplement; and
   • include risk factor disclosure that the language you used in the prospectus supplement to attempt forward incorporation by reference may not have been sufficient to

incorporate updated financial statements and include any ramifications, including rescission liability for the period after the supplement was filed up to the time of filing the post-effective amendment that includes forward incorporation by reference language. In addition, add contingent liability disclosure, as appropriate, related to this period.

Refer to Sections 5 and 10(a)(3) of the Securities Act.

Incorporation by Reference, page 118

2. We note that a smaller reporting company making the election to use forward incorporation by reference must state in the prospectus contained in the registration statement that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise the language in this section of the post-effective amendment accordingly. Refer to Item 12(b) of Form S-1.

Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

3. We note that you have made revisions in response to our prior comment 2. Please further revise this section to disclose the following regarding all sales of your securities over the last three years:
    *   date of sale, title, and amount of securities sold;
    *   the underwriters or other purchasers involved in the sale; and
    *   the offering price and consideration received for the securities.

    Please refer to Item 701 of Regulation S-K.

Item 17. Undertakings, page II-6

4. We note your response to our prior comment 2 and reissue in part. Please include the undertaking in Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

Signatures, page II-8

5. Please revise the language in the first and second paragraphs of this section to conform to the language specified in the signature section of Form S-1.

Joseph W. Turner
Ministry Partners Investment Company, LLC
December 19, 2022
Page 3

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Randy Sterns, Esq.